Mail Stop 3561

May 10, 2006

Jehu Hand, President
Maritime Partners, Ltd.
24351 Pasto Road, Suite B
Dana Point, CA 92629

> **Re:** **Maritime Partners, Ltd.**
> **Form 10-KSB/A for Fiscal Year Ended June 30, 2005**
> **Filed April 3, 2006**
> **File No. 0-30597**

Dear Mr. Hand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year ended June 30, 2005

Report of Independent Registered Public Accounting Firm

1.   The report of Pritchett, Siler & Hardy refers to the report of another auditor for the period from inception through June 30, 2000. Please revise to provide the report of the other auditor as required by Rule 2-05 of Regulation S-X.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before June 1, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies